Exhibit 21.1

Subsidiaries of the Registrant

State or Other Jurisdiction of
Name of Subsidiary *	Incorporation or Organization

Catapult Communications Corporation	Nevada

S.C. Ixia SRL	Romania

Ixia Technologies Private Limited	India

Catapult Communications Corporation Subsidiaries:

Ixia Technologies International Limited	Ireland

Ixia Communications Kabushiki Kaisha	Japan

Ixia Technologies International Limited Subsidiaries:

Ixia Australia Pty. Ltd.	Australia

Ixia Communications Canada Limited	Canada

Ixia Technologies Europe Limited	United Kingdom

Ixia Technologies (Shanghai) Company Limited	China

Ixia Korea, Ltd.	Korea

IxiaCom Technologies Sdn. Bhd.	Malaysia

Ixia Israel Ltd.	Israel

Ixia Pte. Ltd.	Singapore

VeriWave, Inc.	Delaware

*	The subsidiaries of the Registrant do not do business under any name other than as listed above.